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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                OMB APPROVAL
                              WASHINGTON, DC 20549
FORM 5                                                                          OMB Number: 3235-
                                                                                0362
                ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP
/ /                                                                             Expires: October 31,
Check box if no longer subject to Section 16.                                   2001
Form 4 or Form 5
obligations may continue.
SEE Instruction 1(b).

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    Estimated average
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section   burden
                  30(f) of the Investment Company Act of 1940                   hours per response...1.0

/ /
Form 3 Holdings Reported

/ /
Form 4 Transactions
Reported

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1.                           2.
Name and Address of          Issuer Name AND Tickler or Trading Symbol              6.
Reporting Person*                                                                   Relationship of Reporting Person(s) to Issuer
                             USIP.COM, INC.

                                                                                                   (Check all applicable)
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           (Last)            3.                           4.
          (First)            I.R.S. Identification        Statement for Month/Year  ---
          (Middle)           Number of Reporting Person,                            Director
                             if an entity (Voluntary)     4-29-2000                   X
                                                                                     ---
                                                                                    10% Owner


 RIVIERA BAY HOLDING TRUST                                                          ---
                                                                                    Officer
                                                                                    (give title below)
                                                                                    ---
                                                                                    Other
                                                                                    (specify below)


                                                                                    ---------------------


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          (Street)                                        5.                        7.
                                                          If Amendment, Date of     Individual or Joint/Group Reporting
    3925 EXCELSIOR BLVD.                                  Original (Month/Year)
   MINNEAPOLIS, MN 55416                                                                           (check applicable line)


                                                                                     X
                                                                                    ---
                                                                                    Form Filed by One Reporting Person


                                                                                    ---
                                                                                    Form Filed by More than One Reporting Person


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           (City)                          TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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          (State)
           (Zip)

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1.                           2.             3.            4.                        5.                  6.              7.
Title of Security            Trans-action   Trans-action  Securities Acquired (A)   Amount of           Owner-ship      Nature of
(Instr. 3)                   Date (Month/   Code          or Disposed of (D)        Securities          Form: Direct    Indirect
                             Day/ Year)     (Instr. 8)    (Instr. 3, 4 and 5)       Beneficially Owned  (D) or          Beneficial
                                                                                    at the end of       Indirect (I)    Ownership
                                                                                    Issuer's Fiscal     (Instr. 4)      (Instr. 4)
                                                                                    Year
                                                                                    (Instr. 3 and 4)


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                                                             Amount     (A)  Price
                                                                        or
                                                                        (D)
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        COMMON STOCK           5-24-2000         3 K        8,750,000    A     B         6,798,161             D
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        COMMON STOCK           5-24-2000         3 J        1,601,839    D     B         6,798,161             D
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        COMMON STOCK           5-24-2000         3 K         350,000     D     B         6,798,161             D
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ADDITIONAL INFORMATION FOR TABLE I NO. 4 UNDER SECTION: PRICE

AMOUNT: 8,750,000

All shares of the Issuer's Common Stock held by Riviera Bay Holdings Trust were as a result of a merger on April 29, 2000 were purchased all the shares of NB Payphones, Inc., ("NB"), Cointel Leasing, Inc., ("Cointel"), for 8,750,000 restricted shares of common stock.

AMOUNT: 1,601,839

Riviera Bay Holdings Trust Issued the stock as a result of compensation for finding and advising the company on the merger of NB Payphones, Inc., ("NB"), and Cointel Leasing, Inc., ("Cointel"), for 1,601,839 restricted shares of common stock.

AMOUNT: 350,000

Riviera Bay Holdings Trust Issued the stock as a result of compensation for Cointel Leasing, Inc., ("Cointel"), for 350,000 restricted shares of common stock.
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* If the form is filed by more than one reporting person, see instruction
4(b)(v).